Exhibit 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended June 30, 2008
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,859
Add (Deduct):
Amortization of capitalized interest	11
Fixed charges	274
Equity income, net of distributions	(22)

Total earnings, as defined	$2,122

Fixed Charges:
Rents(a)	$44
Interest and other financial charges	230

274
Capitalized interest	12

Total fixed charges	$286

Ratio of earnings to fixed charges	7.42

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.